Faegre Drinker Biddle & Reath LLP
2200 Wells Fargo Center
90 S. Seventh Street
Minneapolis, Minnesota 55402
+1 612 766 7000 main

CERTAIN PORTIONS OF THIS LETTER ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST BY SPS COMMERCE, INC. PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83. THE CONFIDENTIAL PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN REDACTED AND ARE MARKED WITH [***]. AN UNREDACTED VERSION OF THIS LETTER IS BEING SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

April 9, 2024

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Megan Akst and Melissa Kindelan

Re: SPS Commerce, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-34702

Dear Ms. Akst and Ms. Kindelan,

This letter is submitted on behalf of SPS Commerce, Inc. (“we,” “us,” “our,” or the “Company”) in response to the March 26, 2024 dated letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, following the Staff’s review of our letter dated March 14, 2024 (the “Initial Response Letter”) in response to the Staff’s first comment letter dated March 4, 2024, with respect to review of the above-referenced filing. For your convenience, we have reproduced the text of the Staff’s March 26, 2024 comment below in italics, and our response thereto follows such comment.

April 9, 2024

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company has requested confidential treatment for a portion of its response to the Staff’s comment that relates to the Staff’s prior comment 2, which has been marked by bracketed asterisks (“[***]”) below. The Company has requested that such redacted information be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such response contains confidential information. An unredacted version of this letter is being provided to the Staff under separate cover along with the request for confidential treatment under Rule 83.

COMMENT
Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Metrics and Non-GAAP Financial Measures, page 28
We note your response to prior comment 1. While you state that customer attrition is not a “key metric” used by management in making strategic business decisions or that you do “not necessarily need to monitor customer contract renewals,” please tell us whether you otherwise calculate attrition or renewal rates internally on a regular basis. If so, provide us with a breakdown of such rates for each of the last three fiscal years so that we may better assess your response and disclosures. In addition, while you state in your response to prior comment 2 that revenue from new customers is generally not tracked and you do not believe it is possible without undue effort to disclose revenue from recently acquired business combinations, tell us how you considered disclosing the number of new customers acquired each period, both organically and from business combinations, to add further context to your source of revenue and your ability to retain customers. In your response, provide us with the number of new customers acquired during each period presented both in total and separately from business combinations.

RESPONSE: Prior Comment 1 (Customer Attrition)
We do not calculate customer contract renewal rates on a regular basis for the reasons discussed in more detail in the Initial Response Letter, including that a majority of our customer contracts are “evergreen” in nature and therefore auto-renew and do not need to be consistently renegotiated.

We do calculate customer attrition on a quarterly basis, which we do not believe constitutes a regular basis. Further, our management does not regularly review or use such information for purposes of managing the business or making strategic decisions thereon. In instances where customer attrition information may be reviewed by management, it is used only for the purpose of evaluating and forming an overall understanding of various impacts on past results. The two primary metrics that we use, and disclose, for assessing revenue performance and in managing our business, are namely recurring revenue customers and wallet share. With that, separately reviewing customer attrition information is not generally meaningful. This infrequent calculation and minimal usage of customer attrition information further supports the fact that it is not a key metric used by management.

April 9, 2024

As noted in our Initial Response Letter, we continue to believe that the metrics we use to manage our business and make strategic decisions thereon, recurring revenue customers and wallet share, are appropriately disclosed.

RESPONSE: Prior Comment 2 (New Customers)

Given the unique and non-recurring impact of business combinations and the potential corresponding one-time impact on customer count, in future Form 10-Q and Form 10-K filings, we will disclose the approximate number of customers acquired, on the date of acquisition, from business combinations that occurred during the covered quarter – see “[Updated Disclosures]” below.

Additionally, we currently disclose that one of the two primary drivers of increased revenue, wallet share (which is the average recurring revenues per recurring revenue customer), is primarily driven by increased usage of our products by our recurring revenue customers. To provide additional qualitative disclosure on revenue impacts from new customers versus existing customers, in future Form 10-Q and Form 10-K filings, we will disclose that new customers do not have a meaningful contribution to revenue at the beginning of their tenure as our customer – see “[Updated Disclosures]” below.

These new disclosures will be added to existing disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations, subsection Results of Operations, subheading Revenues. See below for the format and content of the disclosure, underlined in italics denoting the incremental disclosure.

[Updated Disclosures]

Revenues - Revenues increased for the [##] consecutive quarter. The increase in     revenues resulted from two primary factors: the increase in recurring revenue customers, which is driven primarily by continued business growth and by business acquisitions, and the increase in average recurring revenues per recurring revenue customer, which we also refer to as wallet share.
•The number of recurring revenue customers increased [#]% to approximately [##,###] at [period-end date] from approximately [##,###] at [prior period-end date] primarily due to sales and marketing efforts to acquire new customers and due to recent acquisitions. New customers do not have a meaningful contribution to revenue at the beginning of their tenure as our customer, and therefore a majority of the increased revenue was generated from existing customers.
•Approximately [#,###] customers were added in [month and year of acquisition] due to the acquisition of the existing customer base of [name of acquired entity].
•Wallet share increased [#]% to approximately $[##,###] at [period-end date] from approximately $[##,###] at [prior period-end date]. This was primarily attributable to increased usage of our products by our recurring revenue customers.

[End of Updated Disclosures]

April 9, 2024

In preparing Management's Discussion and Analysis, we have considered whether disclosing the number of new customers acquired in each period from all sources in aggregate as well as organically and from business combinations would provide any meaningful additional information regarding the drivers of our results of operations. As noted in our Initial Response Letter, we believe total customer base information, and not individual customer additions or attrition, provides the most meaningful context as to the source of our revenue. Additionally, management does not actively track revenue broken out by new and existing customers. Given that underlying revenue is not tracked by new and existing customers, as well the fact that new customers do not generally provide a material amount of revenue as discussed above, we do not believe it is necessary or helpful to disclose the number of customers that are new and existing in the period in our discussion of the drivers of revenue change.

Per your request, our recurring revenue customer additions were as follows:

Fiscal Year Ending	12/31/23	12/31/22	12/31/21
New recurring revenue customers – total	[***]	[***]	[***]
New recurring revenue customers – excluding from business combinations	[***]	[***]	[***]
New recurring revenue customers – from business combinations	[***]	[***]	[***]

[***]

********

On behalf of the Company, we appreciate the opportunity to respond to your comments. If you have any questions, please feel free to contact me at (317) 569-4887.

Respectfully,
FAEGRE DRINKER BIDDLE & REATH LLP
/s/ Christine G. Long
Christine G. Long

cc:
Kimberly Nelson, SPS Commerce, Inc.
Brian Senger, SPS Commerce, Inc.
Jonathan Zimmerman, Faegre Drinker Biddle & Reath LLP